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                                March 15, 2023

       Sze Ho Chan
       Chief Executive Officer
       Garden Stage Limited
       Room 201, 2/F, China Insurance Group Building
       141 Des Voeux Road Central
       Central, Hong Kong

                                                        Re: Garden Stage
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
27, 2023
                                                            CIK No. 0001954269

       Dear Sze Ho Chan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted February 27,
2023

       General

   1. We note your response to comment 2 and reissue in part. Please refrain from using terms such as "we," "us,"
"our," "our company," and "our business" when describing activities or functions of the
operating subsidiaries. We further note that in the first paragraph of the cover page, you define
"Company" to mean Garden Stage Limited, but in the fourth
                                                        paragraph your
definition of the "Company" includes your operating subsidiaries. Please revise throughout the
document to provide distinct references for the holding company, subsidiaries, and other
entities so that it is clear to investors which entity the disclosure is referencing and which
subsidiaries or entities are conducting the business operations.
 Sze Ho Chan
FirstName  LastNameSze
Garden Stage  Limited Ho Chan
Comapany
March      NameGarden Stage Limited
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
2. We note your response to comment 3 and reissue. You disclose on the cover page and throughout the prospectus that Oriental Moon Tree Limited, your largest shareholder, will continue to own majority of the voting power of your outstanding ordinary shares upon completion of the offering. However, based on the disclosure in the selling shareholder table on page 148, it appears that Oriental Moon Tree Limited will own none of your shares after the offering because the last column entitled percentage ownership after
         offering    states    0%    as shares held by Oriental Moon Tree
Limited after the
         offering. Please revise your disclosure for consistency relating to Oriental Moon Tree
         Limited share ownership currently and after completion of this offering.
3. We note your response to comment 7 and reissue in part. We note that you revised the definition of "China or the PRC" to include Hong Kong and Macau, but continue to refer to "Mainland China" laws, government and regulations in several sections of the prospectus. Please revise to ensure that your disclosures do not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differ from PRC law and describe any risks and consequences to the company associated with those laws.
Prospectus Cover Page, page i

4. We note your response to our prior comment 6 and reissue in part. Please disclose that the contracts between you and your operating subsidiaries have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations.
Corporate Structure, page 7

5. We note your response to our prior comment 10 and reissue in part. Please revise here and on page 65 to include a chart depicting the organizational structure following the offering.
Notes to Unaudited Condensed Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Introducing and referral income, page F-36

6. We note your accounting policy for your introducing and referral income, and specifically, your disclosure that it is recognized at a point in time when the transaction and the performance is completed. Please address the following:
             Disclose the material terms, rights and obligations with these arrangements. For example, revise to explain how the introducing and referral fee is structured and calculated, what is the promised service that is provided and whether the fee is contingent on any future event (for example, execution of trade transaction).
             Your disclosure indicates that revenue is recognized when the performance is completed. Revise to describe the specific performance obligation that is provided and when it is completed. For example, disclose whether it is completed at the time that the introduction is made or when any subsequent transaction occurs as a result of
 Sze Ho Chan
Garden Stage Limited
March 15, 2023
Page 3
           the introduction and referral.
             Disclose whether or not the arrangement contains variable consideration.
9. Subscribed shares deposit liabilities, page F-44

7. We note you received deposits from a group of investors who were to subscribe for
       Garden Stage Limited   s ordinary shares subject to further the
reorganization being
       completed, which are accounted for as liabilities. Please revise to disclose the terms, rights and obligations associated with these deposits. For example, address (but not limited to)
       the following items:
           whether they pay interest;
           summarize the rights of the holders;
           whether they automatically convert upon reorganization or at the option of the holder, how they will convert; and
           whether the holders can demand their deposits back and any other relevant terms.
15. Segment Information, page F-48

8.     We note your disclosure that the majority of the Group   s revenues are
derived in or from
       the Hong Kong, and therefore, no geographical segments are presented. However, your disclosure on page 107 presents a geographical breakdown of the commission and brokerage income for the periods/years presented in the filing. Please explain how these disclosures are consistent, or revise to clarify accordingly.
       You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                              Sincerely,
FirstName LastNameSze Ho Chan
                                                              Division of
Corporation Finance
Comapany NameGarden Stage Limited
                                                              Office of Finance
March 15, 2023 Page 3
cc:       Yarona L. Yieh, Esq.
FirstName LastName